OSISKO ACQUIRES SILVER STREAM ON TASEKO’S
GIBRALTAR COPPER MINE IN CANADA

(Montréal, February 27, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has agreed to acquire a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada, from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”). Osisko will pay Taseko a cash consideration of US$33 million for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Sean Roosen, Chair and CEO of Osisko noted: “Osisko is pleased to partner with Taseko on the Gibraltar mine to create our first silver stream. Our agreement with Taseko further strengthens and diversifies our Canadian portfolio with a long-life asset with a proven operator that will immediately be accretive to our portfolio of assets. This investment also provides Osisko shareholders with silver price optionality over multiple cycles, with potential exploration and expansion upside.”

Russell Hallbauer, President and CEO of Taseko, stated, “We are very happy with our agreement with Osisko on this transaction, partnering with a group that has become a world-class precious metal royalty and streaming company in such a short amount of time. We look forward to a long and prosperous relationship.”

TRANSACTION HIGHLIGHTS

Adds to Osisko's Existing High-Quality Portfolio

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Osisko has agreed to acquire Taseko’s 75% share of payable silver production from the Gibraltar mine until the delivery of 5.9 million ounces of silver, and 35% of Taseko’s share of payable silver production thereafter.

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Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lb”) of copper and 2.5 million lb of molybdenum. With a large reserve of 3.2 billion lb of recoverable copper and 58 million lb of molybdenum, the estimated mine life of the project is 23 years (proven and probable reserves as of January 1, 2016).

•	With the addition of the Gibraltar silver stream, Osisko's 2017 production is forecasted to come entirely from mines in Canada, a mining-friendly and low-risk jurisdiction.

Immediate Production and Cash Flow

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The acquisition immediately increases Osisko's production and cash flow profile with expected annual silver production of approximately 200,000 ounces for the next 14 years, increasing to an average of 350,000 ounces for the remainder of the 23 year reserve life of Gibraltar.

•	Full year delivery is expected for 2017: the stream effective date is January 1, 2017.

Long-term production and exploration upside potential

•	Current reserves are sufficient to support mining activities at Gibraltar until 2039 with the potential for extension should the current measured and indicated resources be converted into reserves.

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On September 20, 2016, Taseko announced the discovery of a new high grade copper-gold- silver zone northwest of the perimeter of the Extension Pit at Gibraltar. Taseko continues to explore for additional discoveries along strike of the two main shear zones looking for parallel structures within the host tonalite.

Deal structured in Canada

•	All the parties to the agreement are residents of Canada.

Terms of the Agreement

•	Osisko has agreed to acquire Taseko’s 75% share of payable silver production from the Gibraltar mine until the delivery of 5.9 million ounces of silver.
•	Once Osisko has received 5.9 million ounces of silver, Osisko will receive an amount of silver equivalent to 35% of Taseko’s attributable Gibraltar mine silver production.
•	Osisko will pay Taseko a cash consideration of US$33 million for the silver stream as an advance payment against the purchase price for the sale of silver to Osisko.
•	The effective date of the transaction is January 1, 2017. Any silver in respect of which a delivery is made to an offtaker after January 1, 2017, is subject to the stream.
•	The silver payability rate will be 90% of contained silver in concentrate, which is in accordance with Taseko’s existing concentrate offtake agreements.
•	Osisko will make ongoing payments of US$2.75 to Taseko, per silver ounce delivered.
•	Silver deliveries will be the secured, subordinated obligation of Gibco, but will be guaranteed by Taseko.
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Taseko will grant Osisko 3 million common share purchase warrants (“Warrant”), with each Warrant entitling Osisko to purchase one common share of Taseko at a strike price to be set at a 50% premium to the 10-day VWAP prior to closing. The Warrants will expire on April 1, 2020. If at any point during the life of the Warrants, Taseko’s share price trades at a premium of 25% above the Strike Price for a 30-day consecutive period, Taseko may force the exercise of the Warrants.

•	Closing of the transaction is expected to occur in early March 2017 and is subject to the completion of customary conditions including obtaining regulatory approvals.

About the Gibraltar Mine

The Gibraltar copper mine is located in Central British Columbia, Canada. Gibraltar is owned 75% by Taseko and 25% by a Japanese consortium (Sojitz Corporation, 12.5%; Dowa Corp, 6.25%; Furakawa Corp, 6.25%) . Gibraltar has a mineral reserve of 3.2 billion pounds recoverable copper and 58 million pounds recoverable molybdenum. Gibraltar's mill capacity is 85,000 tons per day (“tpd”). Processing at Gibraltar is conventional and consists of a typical crush, grind, and floatation circuit. Total production in 2016 was 133.2 million pounds of copper and 0.9 million pounds of molybdenum. Gibraltar produces a high quality 28%-copper concentrate (which contains a silver by-product), molybdenum concentrate and, at times, copper cathode. Copper concentrate is transported by truck to a rail loadout serviced by the CN Railway. From there, the railcars are shipped to the Port of Vancouver where the concentrate is loaded onto ocean freighters for shipment to final destination.

About Taseko

Taseko Mines Limited is a TSX and NYSE MKT-listed copper producer. The Company’s principal producing asset is the 75%-owned Gibraltar copper mine in Central British Columbia. The company also owns the New Prosperity project, Aley niobium project and Florence copper project in Arizona.

About Osisko

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 13.5% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd, and 16.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Mineral Reserves and Resources

The Mineral Reserves and Mineral Resources for the Gibraltar deposit as of December 31, 2015, are as follows.

Category (at 0.20% Cu Cut- off)	Size (M Tons)	Grade		Recoverable Metal	Contained Metal
		Cu (%)	Mo (%)	Cu (B lbs)	Cu (B lbs)
P&P Reserves	722	0.26	0.008	3.2	3.7
M&I Resources	1,066	0.25	0.008	-	5.3

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice President, Engineering and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$2.75/lb for copper and US$11.00/lb for molybdenum and 0.85 C$/US$ foreign exchange. Mr. Jones has reviewed this release. Reserves and Resources were updated as of December 31, 2015.

Mr. Luc Lessard is the qualified person for this release as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Luc Lessard is an employee of Osisko Gold Royalties and is non-independent.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (Including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its investments and the transaction with Taseko. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties, delays or adverse climatic conditions on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest ; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.